VIA EDGAR CORRESPONDENCE

July 26, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-16095

Ladies and Gentlemen:

This letter is in response to your correspondence dated July 17, 2018 concerning Aetna Inc.’s Form 10-K for the year ended December 31, 2017. In that letter, you requested that we respond to the comments contained in the letter within ten business days or advise the Staff when we will respond. We respectfully request a ten business day extension of the original due date requested by the Staff in order to allow us to prepare a complete response to the Staff’s comments. We anticipate that our response will be submitted to your office no later than August 14, 2018.

Very truly yours,

AETNA INC.

By: /s/ Heather Dixon
Name: Heather Dixon
Title: Vice President, Controller and
Chief Accounting Officer